UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

Jameson Inns, Inc.

(Name of Issuer)

Common Stock, $.10 par value per share

(Title of Class of Securities)

470457 10 2

(CUSIP Number)

Thomas W. Kitchin

8 Perimeter Center East, Suite 8050

Atlanta, Georgia 30346-1604

(770) 901-9020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 250.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 470457 10 2	Page 2 of 5 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Thomas W. Kitchin

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,948,636 8. Shared Voting Power 790,315 9. Sole Dispositive Power 1,948,636 10. Shared Dispositive Power 790,315

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,738,951

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 19.4%

14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 470457 20 1	Page 3 of 5 Pages

The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $.10, par value per share (“Common Stock”), of Jameson Inns, Inc., a Georgia corporation (“Jameson”). The principal executive offices of Jameson are located at 8 Perimeter Center East, Suite 8050, Atlanta, Georgia 30346-1604.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Thomas W. Kitchin (“Mr. Kitchin”)

(b) The business address of Mr. Kitchin is 8 Perimeter Center East, Suite 8050, Atlanta, Georgia 30346-1604.

(c) Mr. Kitchin is the Chairman of the Board of Directors and Chief Executive Officer of Jameson.

(d) and (e) Mr. Kitchin has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kitchin is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 2, 2004, Jameson acquired the member interests of Kitchin Hospitality, LLC, a Georgia limited liability company (“Kitchin Hospitality”), which was owned by Mr. Kitchin and his wife, individually and as trustees of six trusts for their children. The acquisition was completed pursuant to a Membership Interest Purchase Agreement, dated as of September 10, 2003, among Jameson and the members of Kitchin Hospitality. As consideration for his member interests in Kitchin Hospitality, Mr. Kitchin received 2,185,430 shares of Common Stock and $1,300,000 in cash. The members of Kitchin Hospitality assigned and transferred their right to receive 61,500 shares to Kitchin Residential Construction Company, LLC, a Georgia limited liability company which is owned by the members of Kitchin Hospitality, and that company in turn transferred those shares to 7 key employees.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Kitchin acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions and other factors Mr. Kitchin may deem significant to

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his investment decisions, and subject to the provisions of the Shareholders’ Agreement discussed below, Mr. Kitchin may purchase shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock or other securities of Jameson that they or any of them may acquire. Mr. Kitchin does not have any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Jameson or the disposition of securities of Jameson; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Jameson or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Jameson or any of its subsidiaries; (d) any change in the present board of directors or management of Jameson, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Jameson; (f) any other material change to Jameson’s business or corporate structure; (g) changes in Jameson’s charter or bylaws or other actions which may impede the acquisition of control of Jameson by any person; (h) the Common Stock or any other class of securities of Jameson to be delisted from the Nasdaq National Market; (i) the Common Stock or any other class of equity securities of Jameson becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Mr. Kitchin is not bound to increase or decrease his holdings of Common Stock. Depending upon future developments, Mr. Kitchin may, in his discretion, develop plans at any time or from time to time which could relate to or result in one or more of the actions or events described above.

Mr. Kitchin is subject to the terms of a Shareholders’ Agreement that provides that he and the other former members of Kitchin Hospitality:

•	will not acquire, through December 31, 2008 (unless approved by Jameson’s independent directors), additional shares of Jameson’s stock, if it would increase their ownership percentage beyond what it will be at the time of the acquisition;

•	will not vote their shares for a business combination not approved by Jameson’s Board of Directors;

•	will not sell any shares of Jameson’s stock prior to January 1, 2005;

•	will only dispose of their shares of Jameson’s common stock either (1) in transfers pursuant to the volume limitations of Rule 144 of the SEC, (2) not more than one time in a one-year period as a group, by a transfer in a private placement of an amount no greater than 4.9% of Jameson’s then-outstanding common stock to any one institutional investor (such institutional investor not having any intention of influencing control of Jameson), or (3) under certain other limitations;

•	will not initiate or become involved in any proxy solicitation initiated by a third party without the consent or approval of Jameson’s Board of Directors;

•	will have a right to designate one person for nomination for election to Jameson’s Board of Directors; and

•	will agree to vote their shares of stock in the manner provided in the agreement.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Mr. Kitchin is the beneficial owner of 2,738,951 shares of Common Stock which represents 19.4% of the outstanding shares of Common Stock. Kitchin has the sole power to vote and dispose of 1,948,636_ shares, and shared power to vote and disposed of 790,315 shares, which includes 106,195 shares owned by his wife as to Mr. Kitchin disclaims beneficial ownership.

(c) On December 10, 2003, Mr. Kitchin gave 16,000 shares of Common Stock to two trusts for the benefit of his grandchildren. On January 2, 2004, Mr. Kitchin and the other members of Kitchin Hospitality assigned their right to receive 61,500 shares of the common stock issued as part of the consideration for the member interests of Kitchin Hospitality to Kitchin Residential Construction Company, LLC, which in term transferred such shares to 7 key employees.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in this Item 5.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other that than the Shareholders’ Agreement between Mr. Kitchin and Jameson described above in Item 4, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of Jameson, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Shareholders’ Agreement dated as of January 1, 2004 by and among Jameson Inns, Inc. and the former members of Kitchin Hospitality, LLC which is incorporated herein by reference to Exhibit 4.1 to Form 8-K filed on January 5, 2004 by Jameson Inns, Inc.

* * * * * * * * * * *

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2004
Date	Signature

/s/ Thomas W. Kitchin
Name\Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than the executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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